22003108

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| SEC FILE NUMBER |
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| 8-42712 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J.W Korth & Company, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6500 Centurion Drive Ste 600
(No. and Street)

| Lansing | MI | 48917 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Holly MacDonald-Korth | 305-668-8485 | accounting@jwkorth.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

| 80 Washington Street | Norwell | MA | 02061 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 02/24/09 | 3373 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC Mail Processing
FEB 04 2022
Washington, DC

## OATH OR AFFIRMATION

I, Holly MacDonald-Korth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.W. Korth & Company, L.P., as of December 31, 2 1, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Evangeline Andrews
My Commission HH [illegible]
Expires 11/29/2024

Notary Public

Signature:

Title: Managing Director

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

J.W. KORTH & COMPANY LIMITED PARTNERSHIP

TABLE OF CONTENTS
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021
AND FOR THE YEAR THEN ENDED

LMHS, P.C.
*Certified Public Accountants and Advisors*

*Report of Independent Registered Public Accounting Firm*

Board of Directors and Partners
J.W. Korth & Company Limited Partnership

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of J.W. Korth & Company Limited Partnership (the "Partnership"), as of December 31, 2021, and the related statements of operations, changes in partners' capital and cash flow for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.W. Korth & Company Limited Partnership as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to J.W. Korth & Company Limited Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

***Supplemental Information***

The information contained in Schedule I, II, III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The Supplemental Information is the responsibility of the Partnership's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the Schedules I, II, III are fairly stated, in all material respects, in relation to the financial statements as a whole.

*LMHS, P.C.*
LMHS, P.C.

We have served as J.W. Korth & Company Limited Partnership's auditor since 2020.

Norwell, Massachusetts

February 1, 2022

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

J.W. KORTH & COMPANY LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2021

| | | |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and Cash Equivalents | $ | 1,384,857 |
| Deposit with Clearing Broker | | 100,000 |
| Trading Securities, at Fair Value | | 225,006 |
| Prepaid Expenses | | 38,697 |
| Total Current Assets | | 1,748,560 |
| **PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION** | | 6,494 |
| **OTHER ASSETS** | | |
| Deposits | | 2,797 |
| ROU Leased Asset | | 116,189 |
| Goodwill | | 110,000 |
| Total Other Assets | | 228,986 |
| **TOTAL ASSETS** | $ | 1,984,040 |
| **LIABILITIES** | | |
| Accounts Payable and Accrued Expenses | | 80,702 |
| Commissions Payable | | 33,399 |
| Securities Sold, not yet purchased, at Fair Value | | 7,965 |
| Lease Liability | | 117,330 |
| Due to Parent | | 254,736 |
| Due to Clearing Brokers | | 1,643 |
| Total Liabilities | | 495,775 |
| **PARTNERS' CAPITAL** | | |
| Partners' Capital | | 1,488,265 |
| Total Partners' Capital | | 1,488,265 |
| **TOTAL LIABILITIES AND PARTNERS' CAPITAL** | $ | 1,984,040 |

See accompanying notes to the financial statements

## NOTE 1 - NATURE OF BUSINESS

J.W. Korth & Company Limited Partnership ("the Partnership") is a securities broker dealer registered with the Securities Exchange Commission and the states of Michigan, Florida, and various other states and an SEC registered investment adviser under the Investment Advisers Act of 1940. The Partnership is a licensed member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation, as well as a Municipal Securities Rulemaking Board (MSRB) registrant. Unless sooner terminated by law or as provided in the limited partnership agreement, the Partnership will terminate on December 31, 2040.

The Partnership has entered into a membership agreement with FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Partnership must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Partnership must refrain from holding customer funds or safe-keeping customer securities.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

### CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and highly liquid investments with maturities of three months or less at the time of purchase.

### GOODWILL

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Section 350 requires an annual assessment of the recoverability of goodwill using a two-step process. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the amount of the impairment. Management conducted its annual assessment of goodwill impairment and determined that there were no indicators of goodwill impairment and therefore did not record an impairment loss for the year ended December 31, 2021.

### REVENUE RECOGNITION

The Partnership's primary sources of revenue are generated from trading profits and commissions, underwriting income, and investment advisory fees.

*Trading Profits and Commissions*

Trading profits and commissions represent revenue generated through the trading of securities for its own account, as well as mark-ups, mark-downs, and commissions earned on trades for clients. Revenue from trading profits is recognized upon settlement of the securities transactions.

*Underwriting Income*

Underwriting income represents revenue earned by the Partnership for underwriting and distribution of securities. Revenues from underwriting income are recognized on the settlement date of the trades. Generally, underwriting income comes from underwriting and distribution of KDM's mortgage securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Investment Advisory Fees*

Investment advisory fees represent revenue earned from advisory services provided to the Partnership's managed accounts. Investment advisory fees are generally recognized and settled on a quarterly basis, pursuant to the individual investment advisory agreements with each managed account.

The following table disaggregates the Partnership's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2021:

| | |
|---|---|
| Performance Obligations Satisfied at a Point in time | $ 2,986,483 |
| Performance Obligations Satisfied Over Time | 49,888 |
| Total Revenues | $ 3,036,371 |

On January 1, 2018, the Partnership adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and supersedes most industry specific revenue recognition guidance. The majority of the Partnership's revenues come from trading profits and other sources, including commissions and underwriting profit. The Partnership adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. As part of the evaluation of effects of ASC 606 on Partnership's financial statements, management has analyzed contracts identifying revenues and costs within the scope of the standard and has not recognized any assets from costs to obtain or fulfill a contract with customers.

The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

DEPRECIATION

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, which consist of due from affiliate and other receivables, prepaid expenses, accounts payable and other accrued liabilities, and commissions payable approximate their fair value due to the short-term maturity of these instruments.

LEASES

In February 2016, the FASB issued ASU No. 2016-02, "*Leases (Topic 842).*" The standard requires organizations to recognize right-of-use ("ROU") assets and lease liabilities on the statement of financial condition and disclose key information about leases that were historically classified as operating leases under previous generally accepted accounting principles. Leases will be classified as financing or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Partnership adopted the new lease standard on January 1, 2019, and has chosen to use that date as the effective date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1,

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2019. The new lease guidance provides a number of optional practical expedients in transition. The Partnership has elected the "package of practical expedient," which permits it to not reassess under the new standard its prior conclusions about lease identification, lease classification, and initial direct costs. As part of the adoption of this standard, the Partnership recognized lease liabilities with a corresponding

ROU leased asset of approximately the same amount based on the present value of the remaining lease payments pursuant to current leasing standards for existing operating leases. The adoption of this standard did not have a material impact on the Partnership's financial statements.

INCOME TAXES

No provision for federal income taxes is required for the Partnership since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

NOTE 3 - CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

The following table provides a reconciliation of cash and cash equivalents to amounts shown in the statement of cash flows:

| | January 1, 2021 | December 31, 2021 |
|---|---|---|
| Cash and Cash Equivalents | $ 825,854 | $ 1,384,857 |

NOTE 4 - . FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership can access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 4 - FAIR VALUE MEASUREMENT (Continued)

*Valuation Techniques*

The Partnership values investments in trading securities and securities sold, not yet purchased, that are freely tradable at their last sales price as of the last business day of the year.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

| | Fair Value Measurements at Reporting Date Using: | | | |
|---|---|---|---|---|
| | Fair Value | Quoted Prices In Active Markets for Identical Assets (Level I) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| December 31, 2021 | | | | |
| Financial Assets: | | | | |
| Securities Owned | | | | |
| Corporate Bonds | $ 225,000 | $ - | $ - | $ 225,000 |
| Other Securities | 6 | - | 6 | - |
| Total Financial Assets | $ 225,006 | $ - | $ 6 | $ 225,000 |
| Financial Liabilities: | | | | |
| Securities Sold, not yet purchased | $ 7,965 | $ - | $ 7,965 | $ - |

The Partnership's policy for recording transfers between levels of the fair value hierarchy is to recognize as of the financial statement date. For the year ended December 31, 2021, there were no transfers between levels.

The Partnership held $225,000 of defaulted Banco Cruzeiro del Sur bonds which it reasonably believes it will receive par value for from the receiver handling the liquidation in Brazil. Local counsel has informed us that the bank has sufficient cash to pay off our bonds. We therefore carry them at par value.

NOTE 5 - SECURITIES SOLD, NOT YET PURCHASED

Securities sold, but not yet purchased represent obligations of the Partnership to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized on the statement of financial position. As of December 31, 2021, we had $7,965 in currency short positions.

NOTE 6 - CLEARING ARRANGEMENT

The Partnership clears on a fully-disclosed basis with RBC Capital Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $100,000.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

| | | |
|---|---|---|
| Equipment | $ | 22,127 |
| Furniture and Fixtures | | 25,726 |
| | | 47,853 |
| Accumulated Depreciation | | (41,359) |
| NET PROPERTY AND EQUIPMENT | $ | 6,494 |

Depreciation expense was $2,837 for the year ended December 31, 2021.

NOTE 8 - SBA PAYROLL PROTECTION LOAN

In April 2020, J. W. Korth availed itself of a Paycheck Protection Program loan ("PPP Loan") in the amount of $161,600, which was forgiven in April 2021.

NOTE 9 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital as defined in such Rule. At December 31, 2021, the Partnership's net capital was $1,104,138 compared with the required minimum net capital of $100,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2021, the Partnership's ratio was 0.33 to 1.00.

NOTE 10 - COMMITMENTS

The Partnership leases office space in Lansing, Michigan. The operating lease agreements include provisions for additional payments to cover common areas, direct operating expenses, utilities, parking, and taxes.

The net present value of future lease payments pursuant to the operating lease agreements are included in the ROU Leased Asset and the Lease Liability accounts on the Statement of Financial Condition. The ROU Leased Asset represents the right to use an underlying asset for the remaining lease term. The Lease Liability represents the obligation to make lease payments pursuant to the terms of the lease agreements.

Rental expense for the year ended December 31, 2021 was $56,219 which includes additional expenses for common area, direct operating expense, utilities, parking, and taxes.

As of December 31, 2021, the net present value of the future lease liabilities, using the weighted-average discount rate of 4.24%, which is commensurate with the Partnership's secured borrowing rate, over the weighted average remaining life of 4.3 years was $117,330.

NOTE 10 - COMMITMENTS (Continued)

The following is a schedule of the maturities of future lease payments over the remaining life of the operating leases, reconciled to the net present value as of December 31, 2021:

| | | Future Lease Payments |
|---|---|---|
| 2022 | $ | 28,323 |
| 2023 | | 29,172 |
| 2024 | | 30,044 |
| 2025 | | 30,943 |
| 2026 | | 10,415 |
| Total Lease Payments | | 128,897 |
| Less: Imputed Interest | | (11,567) |
| **Present Value of Lease Liabilities** | **$** | **117,330** |

NOTE 11 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents and positions held in securities.

The Partnership engages in proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance-sheet risk.

The Partnership maintains a cash balance in a national financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2021, the Partnership had no uninsured cash balances in financial institutions.

The Partnership deposits its cash with FDIC insured financial institutions and has cash on deposit with the clearing broker. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk.

NOTE 12 - INDEMNIFICATIONS

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 13 - MAJOR CUSTOMERS

For the year ended December 31, 2021, KDM, the Partnership's parent company generated 37% of total revenue through underwriting profit, and a single customer comprised 43% of the Partnership's revenues.

NOTE 14 - CONTINGENCIES

On December 10, 2014, the Partnership and its managing partner received a Notice of Complaint ("Complaint") from the Financial Industry Regulatory Authority's ("FINRA") Department of Enforcement. The Complaint alleges the Partnership charged its customers excessive markups and markdowns on certain municipal and corporate bond transactions and CMO (collateralized mortgage obligation) transactions between April 2009 and December 2011. On February 1, 2017, a FINRA panel rendered a decision on this matter and ordered the Partnership to pay $29,268 in refunds to customers and to retain a consultant to establish policies to ensure that the Partnership does not charge prices in excess of what is fair and reasonable. On the same date, the Partnership appealed the decision and this matter is pending review by FINRA.

The Partnership is vigorously defending itself. It believes all its transactions were executed under its internal policies and well within FINRA rules. The Partnership believes that restitution to its customers will not be required.

NOTE 15 - RELATED PARTY TRANSACTIONS

The Partnership has an intercompany balance with its parent company, KDM. The balance as of December 31, 2021, was $254,736 and is included in due to parent in the accompanying statement of financial condition.

NOTE 16 - INCOME TAXES

The Partnership does not directly pay income taxes; KDM, its parent company, is a corporation subject to state and federal taxes.

NOTE 17 - LEGAL PROCEEDINGS

Without admitting or denying responsibility, the Partnership and its principals, James Korth and Holly MacDonald-Korth, agreed to a settlement with the United States Securities and Exchange Commission ("SEC"). Accordingly, by a consent order issued on September 13, 2021, the SEC determined that the broker dealer violated Sections 206(3) and 206(4) of the Investment Advisers Act of 1940 (the "Advisers Act"), as well as Rule 206(4)-7.

The SEC determined that 201 transactions executed between March 2015 and October 2018 were riskless principal transactions which would have required us to make certain written disclosures and obtain client consent prior to the completion of the transactions, and that we did not have sufficient policies and procedures to avoid the error.

Pursuant to the consent order, the Partnership was censured and ordered to pay disgorgement of $46,857, prejudgment interest of $4,676, and a civil penalty of $125,000. James Korth and Holly MacDonald-Korth were ordered to pay civil fines of $50,000 and $25,000, respectively.